INKSURE TECHNOLOGIES INC.
                        1770 N.W. 64th Street, Suite 350
                            Fort Lauderdale, FL 33309
                                 (954) 772-8057



                                                                January 20, 2006

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Jennifer R. Hardy

     Re:      INKSURE TECHNOLOGIES INC.
              REGISTRATION STATEMENT, AS AMENDED (SEC FILE NO. 333-128946)

Ladies and Gentlemen:

     With respect to the Registration Statement on Form SB-2 filed on October 12, 2005, as amended by Pre-Effective Amendment No. 1 to Form SB-2 filed on November 30, 2005, Pre-Effective Amendment No. 2 to Form SB-2 filed on December 22, 2005, and Pre-Effective Amendment No. 3 to Form SB-2 filed on January 17, 2006 (the "REGISTRATION STATEMENT"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Inksure Technologies Inc. (the "COMPANY"), that the Securities and Exchange Commission (the "COMMISSION") accelerate the effective date of the Registration Statement to 4:15 p.m. on Tuesday, January 24, 2006, or as soon as practicable thereafter.

     The  Company hereby acknowledges that:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The cooperation of the staff in meeting the timetable described above is very much appreciated.

     Please call Kenneth R. Koch, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6768 with any comments or questions regarding the Registration Statement.


                                                     Very truly yours,

                                                     /S/ Elie Housman
                                                     ----------------
                                                     Elie Housman
                                                     Chief Executive Officer


cc:   Kenneth R. Koch, Esq.